Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

November 6, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Mark Cowan

The Huntington Funds

SEC File No. 811-05010

Dear Mr. Cowan:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 as filed October 7, 2014 (“Registration Statement”) relating to the reorganization of the Huntington International Equity Fund into the Huntington Global Select Markets Fund.

Comment: Please confirm the principles provided in the North American Security Trust no action letter issued by the SEC were considered in the analysis of the accounting survivor for the proposed merger.

Response: The Registrant represents that the principles of the North American Security Trust no-action letter were applied in determining the accounting survivor for the proposed merger. It is believed that, based on the five factors described in the North American Security Trust no-action letter, and given the continuity of the management and investment policies of Global Select Markets Fund, the legal survivor of the mergers, that it should also be the accounting survivor of the mergers.

Comment: In the pro forma footnotes, please include a footnote that notes the use of estimates in the preparation of the pro formas.

Response: The requested information has been included.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Comment: In the first sentence of the Summary section, under the heading “Overview: Reasons for the Reorganization” on page 4 of the Information Statement, please confirm if the investment objectives are similar, as stated, or identical.

Response: The sentence has been updated to reflect that the investment objectives of the Huntington International Equity Fund and Huntington Global Select Markets Fund are identical.

Comment: In the last sentence of the Summary section, under the heading “Overview: Reasons for the Reorganization” on page 4 regarding the expense limitation in place through April 30, 2017, please clarify that after the expiration of the expense limitation agreement, expenses of the Fund may be higher.

Response: The requested information has been included.

Comment: In the Summary section, under the heading “Overview: Reasons for the Reorganization,” please clarify that the Funds have different benchmarks that perform differently and identify each Fund’s benchmark. Also, include any updates to similar language found on page 18 under the heading “Reasons for the Reorganization.”

Response: The requested information has been included.

Comment: Please comment on the portfolio turnover rate for Huntington Global Select Markets Fund.

Response: The portfolio turnover rate for the period ending December 31, 2013, was higher than the previous year due to tactical portfolio adjustments made during the period. The Fund’s investment strategy did not change.

Comment: Please confirm that the Morgan Stanley Capital International Emerging Markets Index is the appropriate benchmark for the Huntington Global Select Markets Fund.

Response: Management believes that the Morgan Stanley Capital International Emerging Markets Index is an appropriate broad-based index for the Huntington Global Select Markets Fund.

Comment: Under the heading, “Reasons for the Reorganization” on page 18 of the Information Statement, please consider additional disclosure regarding the Board’s consideration of alternatives to the proposed merger.

Response: The requested information has been added.

Comment: In the bullets listed on page 19 of the Information Statement under the heading “Reasons for the Reorganization,” please consider if the list should include any adverse considerations.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Response: Additional disclosure has been included.

Comment: Please confirm if the reference to transactions contemplated by the Reorganization Plan on page 22 of the Information Statement, under the heading “Expenses of the Reorganization” includes all expenses associated with the merger such as legal, audit, and printing.

Response: Transactions contemplated by the Reorganization Plan include all expenses associated with the merger including legal, audit and printing.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,
/s/ Jay S. Fitton
Jay S. Fitton Secretary

cc: Mr. Martin Dean, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.